July 16, 1996





CERTIFIED MAIL
RETURN RECEIPT REQUESTED
Associate Chief Counsel (Domestic)
Internal Revenue Service
Attn:  CC:DOM:CORP:T
P. O. Box 7604
Ben Franklin Station
Washington, DC  20044

     Re:  Request for Private Letter Ruling by Charthouse Suites
          Vacation Ownership, Inc.

Dear Sir or Madam:

     On behalf of Charthouse Suites Vacation Ownership, Inc., a Florida corporation, and the proposed holders of vacation ownership and investment interests to be sold by Charthouse Suites Vacation Ownership, Inc., the undersigned requests your ruling with respect to the federal income tax consequences of certain proposed transactions entered into between the parties as described below.

     Copies of the current form of the following documents which pertain to the proposed transactions described herein are included with this request:

          *    Charthouse Suites Vacation License Plan
               (Exhibit 1);

          *    Master License Agreement (Exhibit 2);

          *    Property Management Agreement (Exhibit 3); and

          *    Subscription and Purchase Agreement (Exhibit 4).

Capitalized terms herein have the meaning given to them in the above-referenced documents.

     No pre-submission conference was held concerning this request. However, insofar as this request relates to Section 280A of the Internal Revenue Code, it has been discussed with Marilyn Brookens of the Internal Revenue Service, Office of Assistant Chief Counsel, Income Tax and Accounting, Branch 2, Washington, DC.


                     I.  STATEMENT OF FACTS

     A.   Charthouse Suites Vacation Ownership, Inc.

     Charthouse Suites Vacation Ownership, Inc. ("Suites"), a Florida corporation, was recently organized to engage in the business of selling to individuals and entities ("Holders") vacation investment and ownership interests ("Interests") that will entitle Holders to the income from the rental of a hotel suite for eight weeks annually and, upon proper notice, to use of a hotel suite of a certain category at Charthouse Suites hotel in Clearwater Beach, Florida for a specified time period each year through the year 2060. Its principal office is located at 250 Patrick Boulevard, Brookfield, WI 53045 and its telephone number is (414) 792-9201. Suites maintains its books and records using the accrual method of accounting on a calendar year basis ending on December 31 of each year. Suites is a newly-formed corporation and its taxpayer identification number is 59-3388947. Suites is under the audit jurisdiction of the District Director of Internal Revenue Service for Atlanta, Georgia. Because Suites is a newly-formed corporation it has not yet prepared a balance sheet or income statement.

     Suites was incorporated on April 16, 1996.  Under its
Articles of Incorporation, Suites has authority to issue 10,000 shares of common stock with a par value of $.01 per share. As of the date of this letter, Jeffrey L. Keierleber is the sole shareholder of Suites.

     B.   Charthouse Suites Hotel.

     Charthouse Suites hotel (the "Hotel") is located in Clearwater Beach, Florida. It is a four-story structure consisting of 25 hotel suites overlooking Clearwater Bay featuring a heated underground pool, a marina and a laundry room, in addition to easy access to white sand public beaches, recreation, restaurants, nightlife and shopping in Clearwater
Beach.

     C.   Proposed Transactions.

          1.   Master License Agreement/Property Management
               Agreement.

          Suites will obtain the right to sell Interests for the use of the Hotel pursuant to a Master License Agreement (Exhibit
2) with Decade Properties, Inc. ("Decade"), the owner of the Hotel. Decade is owned by Jeff Keierleber. The Master License Agreement provides that Decade shall have exclusive use of the Hotel until Suites indicates that it intends to sell an Interest, at which time the 8 weeks of a particular category of hotel suite for the Interest will be reserved for the specific Unit Weeks (as defined in the Charthouse Suites Vacation License Plan) and placed in the Charthouse rental pool.

     Under the Master License Agreement, Decade is obligated to maintain, repair and replace the Hotel and provide front desk, reservation and maid services. Suites agrees to pay for its pro rata share of the costs of maintenance, repair, replacement and common expenses, as set forth in the common expense allocation procedures in the Master License Agreement and the Charthouse Suites Vacation License Plan.

     Under the Master License Agreement, Decade remains the owner in fee simple of the Hotel and retains a remainder interest in all interests in the Hotel, with the exception of the license granted to Suites to use the property pursuant to the Master License Agreement. Decade may transfer its remainder interest in the Hotel at any time, in its sole and absolute discretion. Use of the property by Suites, pursuant to the Master License Agreement, terminates on December 31, 2060. Decade, however, has retained the right to terminate the Master License Agreement and refund amounts received under the Agreement in the event that less than 76 Interests have been sold by Suites as of June 30, 1997 (see Section 3.1 of the Master License Agreement (Exhibit
2)).

     In order to carry out its obligations under the Master License Agreement, the Subscription and Purchase Agreement and the Charthouse Suites Vacation License Plan, Suites and Decade will enter into a Property Management Agreement (Exhibit 3) whereby Suites will retain Decade to manage the Hotel on behalf of Suites and the Holders of Interests in Suites. Under the agreement, Decade will be paid $2,500 per month for its services, plus reimbursement of expenses incurred in providing services. The monthly fee will increase on the first day of each year (beginning January 1, 1997) in the amount of the increase in the Consumer Price Index over the previous year. In addition, Decade will be entitled to reimbursement for all costs and expenses incurred by Decade relating to the prudent operation of the Hotel and the provision of services to Holders of Interests. Decade can only be terminated as the property manager of the Hotel for cause and only upon the payment in cash to Decade of the present value of the future compensation to be paid to Decade under the Property Management Agreement. Decade will also enter into another agreement with Charthouse and receive 5% of all proceeds from providing services for the rental pool.

          2.   Subscription and Purchase Agreement/Charthouse
               Suites Vacation License Plan.

          Suites proposes to sell A Interests, B Interests, C Interests, D Interests, E Interests, and F Interests (collectively referred to herein as "Interests") pursuant to the terms of the Subscription and Purchase Agreement (Exhibit 4) under which a Holder will acquire the right to rental income or, upon proper notice, to use a suite of a particular class in the Hotel for eight weeks of each calendar year (two consecutive weeks in each of four seasons) until December 31, 2060. The Interests are securities under the Securities Act of 1933, as amended, and will be registered with the Securities and Exchange Commission and Blue Sky Authorities. Under the Subscription and Purchase Agreement, a Holder will be subject to the terms and conditions of the Charthouse Suites Vacation License Plan (Exhibit 1) (the "License Plan").

     Each suite at the Hotel will have furniture, appliances, equipment and accent furnishings provided. While occupying a suite, the Holder will receive the services generally made available to hotel guests, including maid service and front desk services.

      The suites are divided into six classes, with each class
(except Class A) containing a number of suites. The classes of suites are as follows:

     Class A Interest:   The ownership of A Interests allows the
                         Holder use of a two bedroom penthouse
                         suite, with a fully equipped kitchen,
                         living room, den, dining room, two full
                         baths (one with a jacuzzi), and one
                         private balcony, for two weeks in each
                         season until December 31, 2060.  Unit
                         405 in Charthouse Suites Hotel is the
                         suite applicable to the Class A
                         Interest. There are 6 Class A Interests offered at a cost of $61,000 per Interest.

     Class B Interests:  The ownership of B Interests allows the
                         Holder use of a one bedroom suite (with
                         a jacuzzi bath) with a view of
                         Clearwater Bay, for two weeks in each
                         season until December 31, 2060.  Units
                         203 and 205 in Charthouse Suites Hotel
                         are the suites applicable to the Class B
                         Interests.  There are 12 Class B
                         Interests offered at a cost of $39,500
                         per Interest.

     Class C Interests:  The ownership of C Interests allows a
                         Holder use of a one bedroom suite
                         overlooking the pool, for two weeks in
                         each season until December 31, 2060.
                         Units 204, 303, 304, 307, 403, and 404
                         in Charthouse Suites Hotel are the
                         suites applicable to the Class C
                         Interests.  There are 36 Class C
                         Interests offered at a cost of $36,500
                         per Interest.

     Class D Interests:  The ownership of D Interests allows a
                         Holder use of a spacious suite
                         overlooking Clearwater Beach, for two
                         weeks in each season until December 31,
                         2060.  Units 101, 102, 206, 207, 305 and
                         306 in Charthouse Suites Hotel are the
                         suites applicable to the Class D
                         Interests.  There are 36 Class D
                         Interests offered at cost of $26,500 per Interest.

     Class E Interest:   The ownership of E Interests allows a
                         Holder use of a spacious hotel suite,
                         for two weeks in each season until
                         December 31, 2060.  Units 103, 104, 105
                         and 106 in Charthouse Suites Hotel are
                         the suites applicable to the Class E
                         Interests.  There are 24 Class E
                         Interests offered at a cost of $20,000
                         per Interest.

     Class F Interests:  The ownership of F Interests allows a
                         Holder use of a spacious hotel suite,
                         for two weeks in each season until
                         December 31, 2060.  Units 201, 202, 301,
                         302, 401 and 402 in Charthouse Suites
                         Hotel are the suites applicable to the
                         Class F Interests.  There are 36 Class F
                         Interests offered at a cost of $17,000
                         per Interest.

     A Holder may (i) pay the entire price of an Interest at the time of purchase, or (ii) pay over the term of the Interest as described in the Subscription and Purchase Agreement ("Pay Over Term, Monthly License Payment"), with at least 25% of the purchase price paid upon subscription and the balance paid in 360 monthly installments. The license payments under option (ii) in the preceding sentence will increase at the rate of approximately 9% annually on the balance of amounts due and payable as compared to payments under option (i).

     A Holder must also pay Common Expenses pursuant to the Subscription and Purchase Agreement subject to the License Plan. Under the License Plan, a Holder will be assessed his or her share of Common Expenses (costs incurred in operation of the Hotel as more particularly described in the License Plan) in accordance with the schedule set out in the License Plan, which share will be assessed annually as an Annual Assessment. A Holder may also be liable for the payment of a Special Assessment in certain circumstances as more particularly described in the License Plan.

     If a Holder fails to pay any Common Expenses, Special Assessments, or Pay Over Term payments as they become due, the Holder will be denied rental income or, if applicable, use of a suite for such Holder's Unit Weeks. If the default continues for more than six (6) months or there are more than three (3) defaults of any duration, the Holder's rights under the Subscription and Purchase Agreement and accompanying License Plan may be canceled by Suites. Upon cancellation, the Holder's Interest will belong to Suites and the Holder shall forfeit all payments made previously. The Holder will have no further payment obligations and Suites shall have no other remedies against the Holder. Similarly, the Master License Agreement gives Suites the right to terminate that agreement insofar as it applies to any Interest that a Holder chooses to terminate, and Decade will have no right to recover from Suites.

     A Holder may terminate his or her Interest at any time. Upon such termination, the Holder shall have no obligation to make any further payments under the Subscription and Purchase Agreement or the License Plan. Suites will have no other remedies against the Holder.

     A Holder who is not in default under the Subscription and Purchase Agreement or the License Plan may transfer his or her entire Interest or a portion thereof. An entire Interest may be freely transferred. Partial transfer of an Interest may be made but only with the prior written consent of Suites and payment of associated licensing payments.

     It is anticipated that Charthouse will establish a discount program for early purchasers whereby Holders who purchase within one year of the initial offering date will have the option of selecting a cash discount from the purchase price (the amount will vary from 1-1/2% to 5% depending on the purchase date) or a right to a guaranteed rental rate (the period and amount will vary depending on the purchase date and type). At all times, a Holder may also elect to rent the right to occupy a suite to others through his or her own efforts.

     It is anticipated that a Holder will have the right to enroll in Resort Condominiums International, Inc.'s ("RCI") vacation exchange program, upon payment by the Holder of membership fees to RCI. Under that program a member may deposit a week or more of vacation time at the Hotel and request an exchange for a week or weeks at another participating resort. RCI is not an affiliate of Decade, Suites, or Jeffrey L. Keierleber.

     The Master License, Subscription and Purchase Agreement and accompanying License Plan do not convey to Holders an interest in real estate under Florida law. The Master License, Subscription and Purchase Agreement and accompanying License Plan convey contractual rights to a Holder, which rights do not, individually or collectively, constitute an interest in real estate. With the exception of a Holder of a Class A Interest, the Holder does not have the right to rental income or to occupy any particular hotel suite, only a unit in a particular class.

                     II.  REQUESTED RULINGS

     A. An Interest purchased under the Subscription and Purchase Agreement subject to the License Plan is not a conveyance of real property. (Requested Ruling No. 1).

     B. No amount from the sale of Interests pursuant to the Subscription and Purchase Agreement and related License Plan will be includible in the income of Suites until the earlier of (i) the time services are performed (i.e., hotel suites are made available for occupancy), (ii) the time amounts under the Subscription and Purchase Agreement and related License Plan are due and payable, or (iii) the time amounts under the Subscription and Purchase Agreement and related License Plan, respectively, are paid, whichever is earlier. (Requested Ruling No. 2).

     C. The rights of the Holder of an Interest under the Subscription and Purchase Agreement and the License Plan will not constitute a dwelling unit under Section 280A of the Code, and as a consequence, a Holder will not be subject to the limitations of
Section 280A with respect to such rights.  (Requested Ruling No.
3).

                      III.  REPRESENTATIONS

     A. Neither the Master License Agreement, the Subscription and Purchase Agreement, nor the License Plan constitutes an interest in real estate under applicable state (Florida) law.

     B.   Except for the Class A Interests, neither the Master
License Agreement, the Subscription and Purchase Agreement, or the License Plan grant rights to a particular hotel suite, only a suite in a certain Hotel category.

                       IV.  APPLICABLE LAW

     A.   Requested Ruling No. 1.

     The issue with respect to Requested Ruling No. 1 is whether the Subscription and Purchase Agreement and the License Plan convey an interest in real property, such as a lease, or constitute contracts for the provision of services.

     A lease is a right to the exclusive use of a defined physical area for a determinable period of time. See Lee v. North Dakota Park Service, 262 N.W.2d 467 (N.D. 1977); BeWigged by Suzzi, Inc. v. Atlantic Dept. Stores, Inc., 359 N.E.2d 721 (Ohio Ct. App. 1976); City of New York v. Pennsylvania Railroad Co., 333 N.E.2d 361 (N.Y. Ct. App. 1975); 49 Am Jur 2d, Landlord and Tenant sec. 21 (1995); 51C C.J.S., Landlord and Tenant, sec. 6(1) (1968). A tenant under a lease differs from a lodger, guest, or boarder in that a tenant has exclusive legal possession of the premises and is in control of, and responsible for, the care and condition of the premises. With respect to all classes of Interests, except for a Class A Interest, the Holder does not have the right to occupy a defined physical area. Because there is only one unit with respect to the Class A Interests, the Holder of such an Interest has the right to occupy a defined area. However, the Holder of such an Interest, unlike a tenant under a lease, does not have control of and is not responsible for the care and condition of the suite.

     Under the Subscription and Purchase Agreement and related License Plan, the Holders, including the Holders of Class A Interests, are not tenants under a lease. With respect to all classes of Interests (including Class A Interests), the Subscription and Purchase Agreement along with the related License Plan are not leases or other conveyances of an interest in real property. Rather, such agreements are contracts to provide future hotel-like services (e.g., maid service and front desk services). They, in effect, create hotel reservations for an extended period of time.

     Similarly, the Master License Agreement is not a conveyance of real property but rather a contract to provide services.
Under this Agreement, Decade retains fee simple title to the Hotel and retains the right to transfer all remainder interest in the property without the consent of Suites. Furthermore, Decade retains liability for the maintenance, repair and replacement of the Hotel.

     The Subscription and Purchase Agreement and the License Plan should be treated as service contracts and not as conveyances of real property for several reasons. The terms of these agreements require the provision of significant hotel-like services. Furthermore, Decade and Suites have control of and responsibility for the care and condition of the premises.

     Treatment of these agreements as service contracts is consistent with the conclusion reached by the IRS in PLR 8252005.<F1> In that PLR, the IRS ruled that a vacation license was not an interest in real property but rather a service contract. The IRS reached this conclusion chiefly because the vacation license at issue, as in our case, was a contract to provide future services much like those of a hotel reservation. This is confirmed by the Florida Department of Revenue treatment of the Interests and the transactions for Florida taxes--Florida will impose documentary excise taxes on the sale of Interests as personal property and local and discretionary occupancy taxes on the rental pool operations.

<F1> PLR 8252005 was partially superseded by PLR 8639006, but not insofar as PLR 8252005 addressed the characterization of a vacation license.

     B.   Requested Ruling No. 2

     The issue with respect to Requested Ruling No. 2 is at what time amounts payable under the Subscription and Purchase
Agreement, and the License Plan are includible in the taxable income of Suites.

     Generally, income is to be included in gross income for the taxable year in which it is actually or constructively received by the taxpayer pursuant to Treas. Reg. sec. 1.451-1(a). Under an accrual method of accounting, income is includible in gross income when all the events have occurred that fix the right to receive such income and the amount thereof can be determined with reasonable accuracy.

     Rev. Rul. 84-31, 1984-1 C.B. 127 provides that all events that fix the right to receive income occur when (1) the required performance occurs, (2) payment therefor is due, or (3) payment therefor is made, whichever happens earliest. See also Rev. Rul. 74-607, 1974-2 C.B. 149. Schlude v. Commissioner, 372 U.S. 128
(1963), based on a concession by the I.R.S., holds that contract amounts not evidenced by a note, for which services have not yet been performed, and which amounts are not yet due and payable, are not includible in the gross income of an accrual basis taxpayer.

     Under the above cited authorities, recognition of income by Suites occurs when either payment has been made or performance has occurred.

     Payment within the meaning of the all events test encompasses more than just payment in cash. Receipt of a cash equivalent also constitutes payment so as to require immediate inclusion of income. However, in order for a right to future payments to be considered a cash equivalent, the right to future payment must be reflected in a negotiable note, bond, or other evidence of indebtedness which, like money, commonly and readily changes hands in commerce. Reed v. Commissioner, 723 F.2d 138, 147 (1st Cir. 1983). The amount of a non-negotiable note is not includible in income until the installments are due and payable. Schlude v. Commissioner, 372 U.S. 128 (1963).

     As noted by the court in Cowden v. Commissioner, 289 F.2d 20
(5th Cir. 1961):

          [I]f a promise to pay of a solvent obligor is unconditional and assignable, not subject to set-offs, and is of a kind that is frequently transferred to lenders or investors at a discount not substantially greater than the generally prevailing premium for the use of money, such promise is the equivalent of cash and taxable in like manner as cash would have been taxable had it been received by the taxpayer rather than the obligation.

Id. at 24.

     Neither the Subscription and Purchase Agreement nor the License Plan is a negotiable instrument. Similarly, none of these agreements is readily transferrable in commerce. Furthermore, a Holder can cease making payments under the Subscription and Purchase Agreement and the License Plan at any time, and Suites will have no right to recover from the Holder. The Master License Agreement similarly gives Suites the right to terminate that agreement insofar as it applies to any Interest which a Holder chooses to terminate, and Decade will have no right to recover from Suites. As a consequence of these facts, the obligations under the Master License Agreement, the Subscription and Purchase Agreement and the License Plan are not cash equivalents, but are akin to the type of contract which the I.R.S. conceded, in Schlude, was not includible in income until payment was due or performance had occurred. Thus, no amount should be includible in income as payment of a cash equivalent at the time the agreements are entered into by Suites, except to the extent of actual receipt of payment.

     Under the all events test for an accrual basis taxpayer, amounts may be includible in income before payment is due or made if the required performance has occurred. In our case, performance will not occur until a Unit is made available for occupancy.

     Because (i) the Master License Agreement, the Subscription and Purchase Agreement and the License Plan involve the performance of services and are not cash equivalents, and (ii) performance does not occur at the time the agreements are entered into and will not occur until the Units are occupied (or when the right to use a Unit has expired), no amount should be includible in the income of Suites until the services are performed, amounts are due and payable, or amounts are paid, whichever is earlier.

     This conclusion is consistent with the position taken by the I.R.S. in PLR 8639006 in which the I.R.S. considered vacation licenses that did not involve the right to occupy a particular unit and that granted the licensee the right to terminate the license.

     C.   Requested Ruling No. 3.

     The issue with respect to Requested Ruling No. 3 is whether an Interest is a dwelling unit for purposes of Section 280A of the Code. Section 280A of the Code disallows certain expenses, otherwise allowable, with respect to the use of a dwelling unit and provides in pertinent part:

          (a)  General Rule. -- Except as otherwise
          provided in this section, in the case of a taxpayer who is an individual or an S corporation, no deduction otherwise allowable under this chapter shall be allowed with respect to the use of a dwelling unit which is used by the taxpayer during the taxable year as a residence.

The term "dwelling unit" is defined in Prop. Treas. Reg.
sec. 1.280A-1 as follows:

          (c) Dwelling Unit --(1) In General. For purposes of this section . . . the term
          'dwelling unit' includes a house, apartment, condominium, mobile home, boat, or similar property, which provides basic living accom-modations such as sleeping space, toilet, and cooking facilities . . .

          (2) Exception.  Notwithstanding the
          provisions of paragraph (c)(1) of this
          section, the term 'dwelling unit' does not include any unit or portion of a unit which is used exclusively as a hotel, motel, inn, or similar establishment . . .

     The rights of a Holder under the Subscription and Purchase Agreement and the License Plan do not constitute a dwelling unit. Rather, the rights are the rights to obtain services. Furthermore, with the exception of the Class A Interest, a Holder does not have the right to occupy a particular unit. The Subscription and Purchase Agreement and the License Plan, in effect, are an arrangement for the provision of hotel-like services. In fact, prior to the conversion of Charthouse hotel to Charthouse Suites hotel, the property was operated as a traditional hotel.

     In addition, the rights of a Holder of a Class A Interest should not be considered an interest in a dwelling unit. The Holder of a Class A Interest does not have an interest in real estate. The Holder has only intangible rights. Such a Holder is not similar to the taxpayer in Fudim v. Commissioner, 67 T.C.M. 3011 (1994). In Fudim the taxpayers held an interest in real estate, a time-share condominium. A Holder of a Class A Interest, like the Holders of the other classes of Interests, will hold rights to receive hotel-like services with respect to premises, which premises (i) are controlled by Decade and Suites, and (ii) for which Decade and Suites are responsible for maintenance and operation. Such rights are not an interest in real estate.

     In Holmes v. U.S., 85 F.3d (2d Cir. 1996), the court held that shares in a cooperative housing corporation constituted an interest in a dwelling unit for purposes of Section 280A. The shares in the cooperative housing corporation gave the shareholder the right to occupy a particular apartment on a full-time basis, presumably in perpetuity. However, the right to occupy a Class A Interest is not comparable to the rights possessed by an owner of shares in a cooperative housing corporation. The right of a Holder of a Class A Interest is not exclusive and is not in perpetuity. More importantly, a Holder's right is, in substance, the right to obtain services. These hotel-like services do not constitute an interest in a dwelling unit.

                        V.  MISCELLANEOUS

     Suites has determined that there are no legislative enactments, tax treaties, court decisions, regulations, revenue rulings or revenue procedures that are contrary to the positions advanced in this ruling request and that there is no pending legislation that may affect the proposed transaction.

     To the best of the knowledge of Suites and their representatives, none of the identical or similar issues involved in this ruling request (a) are contained in an earlier tax return of Suites or in a tax return for any year of a related taxpayer,
(b) have been submitted to the Internal Revenue Service by Suites, a related taxpayer, the predecessors of Suites, or the representatives of Suites but withdrawn before a ruling was issued, (c) have been ruled on by the Internal Revenue Service to Suites, a related taxpayer, or the predecessors of Suites, (d) have been previously submitted to the Internal Revenue Service by Suites, a related taxpayer, or the predecessors of Suites in a request that is currently pending, or (e) are being presently submitted in another request by Suites or a related taxpayer.

     The law in connection with this request is uncertain and the issues presented here are not adequately addressed by relevant authorities.

     A Form 2848, Power of Attorney and Declaration of Representative, authorizing Michael J. Conlan, Walter J. Skipper and Patricia A. Hintz of Quarles & Brady, 411 East Wisconsin Avenue, Milwaukee, Wisconsin 53202 to represent Suites is enclosed. We request that all correspondence, or copies thereof, be sent to such attorneys' attention at the following address:
Michael J. Conlan, Quarles & Brady, 411 East Wisconsin Avenue, Milwaukee, Wisconsin 53202-4497. If you require any further information, please telephone (collect) Michael J. Conlan at
(414) 277-5875.

     In connection with this ruling request, if there are any doubts concerning the prompt issuance of the ruling requested herein, a conference at the National Office of the Internal
Revenue Service is requested.

     We request that an advance copy of the ruling letter be sent by facsimile transmission to Michael J. Conlan, the authorized representative of Decade and Suites, at 414-277-5875. We waive any disclosure violations resulting from the facsimile transmission.

     A $3,575 check for the user fee is enclosed, as required by Section (2)(d) of Appendix A to Rev. Proc. 96-1, 1996-1 I.R.B. 8.

     Also enclosed is a completed ruling checklist as set forth in Appendix C to Rev. Proc. 96-1.

                              Respectfully submitted,

                              QUARLES & BRADY

                              Michael J. Conlan
                              Walter J. Skipper
                              Patricia A. Hintz


                              BY: _______________________________
                                  Michael J. Conlan Under Power
                                   of Attorney from Charthouse
                                   Suites Vacation Ownership,
Inc.

MJC:jmh


cc:  Ms. Marilyn Brookens
     Internal Revenue Service
     Office of Assistant Chief Counsel
     Income Tax and Accounting
     Branch 2
     Benjamin Franklin Station
     P.O. Box 7616
     Washington, D.C. 20044

Enclosures:    User Fee
               Declaration
               Section 6110(c) Deletions Statement
               Form 2848
               Ruling Checklist

                           DECLARATION

     The undersigned, being the Secretary of Charthouse Suites Vacation Ownership, Inc., a Florida corporation, declares under penalties of perjury that he has examined the attached letter, including accompanying documents, and to the best of his knowledge and belief, the facts set forth therein are true, correct and complete. The undersigned also certifies that he is a corporate officer of such corporation, that he is authorized to execute this statement on its behalf and that he has personal knowledge of the facts presented in the request insofar as they relate to such corporation.

July __, 1996            _____________________________________
                         Michael G. Sweet, Secretary,
                           Charthouse Suites Vacation
                           Ownership, Inc.